October 9, 2019

Adam S. Grossman
Chief Executive Officer
ADMA Biologics, Inc.
465 State Route 17
Ramsey, NJ 07446

       Re: ADMA Biologics, Inc.
           Registration Statement on Form S-3
           Filed October 4, 2019
           File No. 333-234107

Dear Mr. Grossman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ada D. Sarmento at 202-551-3798 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    David C. Schwartz, Esq.